FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated February 4, 2016 of Diana Shipping Inc. (the "Company") announcing the Company's agreement to acquire three Panamax dry bulk vessels from a related party, subject to the satisfaction of certain financing contingencies.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 4, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES AGREEMENT TO ACQUIRE
THREE PANAMAX VESSELS

ATHENS, GREECE, February 4, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has signed, through three separate wholly-owned subsidiaries, three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of US$39.8 million. These vessels are the m/v Sunshine, a 2010 built Panamax dry bulk vessel of 75,700 dwt, the m/v Manzoni, a 2013 built Panamax dry bulk vessel of 75,403 dwt and the m/v Infinity 9, a 2013 built Panamax dry bulk vessel of 77,901 dwt, all built by Jiangnan Shipyard (Group) Co., Ltd. The delivery of the vessels to the buyers is expected by the end of March 2016.

The Company has agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chairman and Chief Executive Officer. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Consummation of the purchases is subject to the Company obtaining bank financing from the sellers' existing lenders for substantially all of the purchase price of the vessels, thereby resulting in little or no current cash outlay on the part of the Company.

The President of the Company, Mr. Anastasios Margaronis, commented: "The Company is excited about the opportunity to acquire these modern, high quality vessels on very attractive terms. Not only has the Company been able to negotiate the purchase of these vessels at "distressed" prices not seen during the past 15 years, but we believe that our strong balance sheet and attractive credit risk will enable us to negotiate extremely favorable financing terms with the current lenders to finance 100% of the purchase price that will be non-amortizing for two years. By preserving available cash, the Company will maintain its strong balance sheet to weather the continuing downturn in the dry bulk market and to fund future vessel acquisitions throughout the eventual market recovery, consistent with the Company's long term strategy."

Excluding the three aforementioned vessels, as well as one new-building Newcastlemax dry bulk vessel expected to be delivered to the Company during the third quarter of 2016 and one new-building Newcastlemax dry bulk vessel and one new-building Kamsarmax dry bulk vessel expected to be delivered to the Company during the fourth quarter of 2016, Diana Shipping Inc.'s fleet currently consists of 43 dry bulk vessels (2 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 20 Panamax). As of today, the combined carrying capacity of the Company's fleet, excluding the six vessels not yet delivered, is approximately 5.0 million dwt with a weighted average age of 7.44 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.